EXHIBIT 14.2

BUSINESS CONDUCT POLICY

I.	GENERAL STATEMENT OF POLICY

The policy of Borders Group and its subsidiaries (the “Company”) is to comply with all applicable laws and to adhere to the highest ethical standards in the conduct of our business. Employees shall endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. It is each the responsibility of each director, officer and employee to adhere to this Policy, and references herein to an “employee” or “employees” shall include officers and directors.

Because the business and legal environment in which the Company operates is extremely complex, it would be impossible to formulate a single Policy that would govern all possible situations. If employees have any questions concerning the application of this Policy to a particular situation, or need additional information concerning an issue not covered by the Policy, they are encouraged to, and should, contact the Legal staff of the Company.

It is each employee’s responsibility to acquire and maintain a working knowledge of the business laws and ethics policies as applicable to your responsibilities with the Company, both by studying this Policy and other materials given to employees by the Company, and by reading publications and other generally available sources of information about these matters. If employees have any questions about the proper application of this Policy or about what is required by the law in any given situation, they must consult with the Legal Staff of the Company.

II.	BUSINESS PRACTICES AND LEGAL COMPLIANCE

A.	CORPORATE OPPORTUNITIES AND CONFLICTS OF INTEREST

As an employee of the Company, each individual owes a duty of loyalty to the Company. Therefore, employees must use the Company’s property, its business opportunities and their positions with the Company exclusively for the benefit of the Company. This means that employees must act in the best interests of the Company, not their own, and that they are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; and (b) using corporate property, information or position for personal gain. Employees must always seek to advance the goals of the Company as established by Executive Management and the Board of Directors.

It is essential that all employees, both professionally and personally, avoid situations that may create a conflict of interest, or the potential for conflict of interest or the appearance of a conflict of interest. A full and timely disclosure of the facts will help the Company and its employees avoid problems. In instances where the facts are disclosed and no illegal or unethical conduct is involved, the Company could consent to the proposed activity even though a technical conflict of interest exists. Employees must avoid any situation in which their obligations to the Company compete with their own financial interests, obligations to another company or governmental body, or desire to assist relatives or friends.

Some examples of (but not limited to) potential conflicts of interest are:

1.	Investing in any company that sells products or services similar to the Company’s, or any company doing or seeking to do business with the Company, other than relatively small investments in securities widely held by the general public;

2.	Working for, or on behalf of, any such company;

3.	Placing Company business with relatives or friends, or working on a Company project that will have a direct impact on the financial interests of relatives or friends;

4.	Encouraging companies dealing with the Company to buy supplies or services from relatives or friends;

5.	The receipt by an employee or a member of his or her family of improper personal benefits as a result of his or her position with the Company, it being recognized that loans to, or guarantees of obligations of, the employee or his or her family members present special concern and that the Company must comply with laws prohibiting or restricting loans to executive officers and directors.

6.	Borrowing money from companies doing or seeking to do business with the Company other than on generally available terms;

7.	Participating in the regulatory or other activities of a community or governmental body that have a direct impact on the business of the Company;

8.	Hiring or supervising a relative or friend;

9.	A personal relationship with another employee or vendor that affects one’s ability to do one’s job or disrupts the workplace;

10.	Working for another company which conflicts with one’s duties and responsibilities at BGI by affecting one’s ability to do his/her job, work his/her regularly scheduled shift, or work his/her stated available hours.

Each employee is responsible for recognizing situations in which a conflict of interest is present or might arise and for taking appropriate action to eliminate or prevent such conflict, including reporting the situation to the appropriate level of management. Where an employee believes it is not possible to avoid any of these situations, or to avoid any other conflict of interest, he/she must inform his/her supervisor and make full written disclosure (in advance whenever possible) to the Legal Staff of the Company.

B.	GIFTS AND SAMPLES

In addition to avoiding actual conflicts of interest, employees must also avoid creating any appearance that their judgment as an employee of the Company may have been influenced by personal considerations, or that they are seeking to obtain business or contracts for the Company based on improper considerations.

For this reason employees may not accept any gifts from any person doing, or seeking to do, business with the Company or from any competitor of the Company. For this purpose a “gift” includes any gratuitous service, loan, discount, meal, entertainment, money, commissions, bonuses, trips or article of value other than (i) loans from financial institutions on customary terms, (ii) Holiday gifts of food and similar items that are placed by the recipient in a workplace area where all employees at the recipient’s location may share in them, and (iii) meals with vendors or potential vendors of the Company; provided, that each supervisor may require reporting with respect to your acceptance of meals with vendors or potential vendors. Entertainment, such as tickets to sporting events, may be accepted only if the employee promptly reimburses the vendor or potential vendor for the full cost thereof. Any exceptions to the foregoing must be approved by the Chief Financial Officer of the Company or his designee.

Samples of books, music, movies and other items sold or under consideration for sale by the Company shall not be considered gifts and may be accepted from vendors or potential vendors. Employees may read or otherwise evaluate samples but no samples shall be sold, auctioned, or given away without the written authorization of the Chief Financial Officer of the Company or his designee.

Concert Tickets provided by vendors may be used for the sole purpose of evaluating product for sale. Store employees receiving tickets should notify their manager who then must notify the District Manager of Regional Manager. Under no circumstances shall tickets be sold.

The same general prohibition and limited exceptions noted above also apply to GIVING OR OFFERING gifts, meals, entertainment, etc., on behalf of the Company to other companies or persons not employed by the Company. Under no circumstances should an employee give gifts, meals, or entertainment to any United States or foreign governmental personnel, to any persons employed by the United States or foreign political parties, to any candidates for political office, or to any intermediaries (for example, commission agents, sales representatives, or consultants) who might pass on any gifts to these persons. Giving gratuities to such persons may violate United States and/or foreign statutes.

C.	CONFIDENTIAL INFORMATION

All information about the Company’s business and its plans that has not been disclosed to the public is a valuable asset that belongs to the Company. Employees must never (i) use any confidential information relating to the Company for any purpose other than the performance of their duties to the Company, or (ii) disclose any confidential information/trade secrets relating to the Company to anyone, including relatives, friends, or other persons or companies, without written advance authorization by the Legal Staff of the Company.

D.	INTELLECTUAL PROPERTY

In the performance of assigned duties, employees may develop ideas, inventions, software, or create original works of authorship relating to the business of the Company (herein known as “Intellectual Property”). In consideration of the compensation paid to each employee by the Company, it is the understanding between the Company and each employee that the Company shall have certain rights in the Intellectual Property. Where the subject matter of such Intellectual Property (i) results from or is suggested by any activity which the employee may do for or on behalf of the Company, (ii) is created, invented or developed on the Company time or using the Company’s facilities, or (iii) is related to the Company’s business, the employee shall assign all rights in such Intellectual Property to the Company.

At the request of the Company, either during employment or after termination thereof, each employee shall execute or join in executing all papers or documents required for filing of a patent or copyright applications in the United States and such foreign countries as the Company may elect for the Intellectual Property. Each employee shall assign such patent and copyright applications to the Company or its nominee and shall provide the Company and its agents or attorneys with all reasonable assistance in the preparation and prosecution of such applications, including drawings, specifications and the like, all at the expense of the Company. Each employee shall do all things that may be necessary to establish, protect, and maintain the rights of the Company or its nominee in the Intellectual Property in accordance with the intent of this Agreement.

E.	FINANCIAL STATEMENTS

The integrity of the Company’s financial reporting is of the utmost importance. Accounting and financial reporting practices must be fair and proper, in accordance with generally accepted accounting principles (GAAP), and using management’s best judgments where necessary.

The Company does not condone practices that might lead to fraudulent financial reporting. While difficult to give an all-inclusive definition of fraudulent financial reporting, it is in general any intentional or reckless conduct, whether by act or omission, that results in materially misleading financial statements. Clear, open and frequent communication among all management levels and personnel on all significant financial and operating matters will substantially reduce the risk of problems in the accounting and financial reporting areas as well as help achieve operating goals. All management employees are expected to be aware of these risks and to communicate accordingly.

F.	SECURITIES LAWS AND INSIDER TRADING

It is both illegal and against this Policy for any individual to profit from undisclosed information relating to the Company or any Company with which we do business. If an employee is in possession of material inside information that the Company has not yet disclosed to the public, he/she may not purchase or sell any of the securities of the Company or “tip” others to trade in our stock. Material inside information is defined as facts that have not been disclosed to the public that could influence a reasonabl investor’s decision to buy or sell a company’s stock or other securities. Also, if an employee has inside or unpublished knowledge about any of the Company’s suppliers, customers or any other company that we do business with, he/she may not purchase or sell securities of those companies or tip others to do so. Examples of inside material information include, but are not limited to, a stock split, a change in the dividend policy, potential mergers, acquisitions or other business opportunities, or financial performance different than market expectations.

The securities laws have been amended to provide for penalties not only for those who engage in insider trading, but also for those controlling persons who fail to take appropriate actions when they either knew or should have known that those people within their control were violating these rules. Therefore, it is essential that employees be alert to those situations where others within the Company (particularly over those of whom an employee has some supervisory authority) may not be observing the rules of insider trading.

G.	ANTITRUST LAWS

The United States antitrust laws prohibit agreements or actions in “restraint of trade”, defined as restrictive practices that may reduce or hinder competition. These laws require that decisions be made and activities undertaken without any agreement or coordination with competitors. Among those agreements and activities constituting clear violations are agreements and understandings to fix or control prices and other terms of sale; to allocate products, territories or markets (including store locations); or to limit the production or sale of products. Accordingly, employees must take great care to avoid any communications with the Company’s competitors with respect to these or other business matters.

The antitrust laws also regulate conduct with suppliers and others. For example, resale price agreements are prohibited and the Robinson-Patman Act prohibits price discrimination by suppliers and knowingly inducing or receiving discriminatory pricing by buyers. Individuals involved in pricing discussions with suppliers must be knowledgeable with respect to the price discrimination rules and must consult with the Legal Staff as issues arise.

Because of the complexity of the antitrust laws, it is imperative that advice be sought from the Legal Staff regarding this subject.

H.	POLITICAL ACTIVITY

The Company will not financially support or otherwise endorse or aid any political party or candidate in any country. This includes indirect support or endorsement, such as the purchase of advertising space or the provision of goods, services, or facilities.

If employees engage in personal political activity on their own time, they must take care not to imply that they are acting on behalf of the Company.

I.	PROTECTION AND PROPER USE OF PERSONNEL INFORMATION AND OTHER COMPANY ASSETS

Employees shall protect the Company’s assets and ensure their proper and efficient use. All assets of the Company shall be used only for legitimate business purposes.

An employee may not collect or maintain in the Company’s files information about employees that is not directly related to their employment. Nor may an employee disclose any information about another active employee to persons outside the Company. Refer all inquiries relating to verifying the fact of employment or providing information that must be disclosed by law to the appropriate HR representative. If an employee is unclear about what information must be disclosed by law, he/she must consult with the Legal Staff or the appropriate Human Resource representative.

Inappropriate access or modifications to, or unauthorized destruction of, accounting or other business records is prohibited. These prohibitions apply to all business records and data, regardless of whether such data and records are in written form or electronically stored.

J.	DISCRIMINATION AND SEXUAL HARASSMENT

The Company is committed to a work environment free of any form of sexual harassment. The Company will not tolerate any conduct which constitutes sexual harassment, whether engaged in by supervisory or non-supervisory personnel. The Equal Employment Opportunity Commission (EEOC) defines sexual harassment as consisting of unwelcome sexual advances, requests for sexual favors, or physical acts of a sexual or gender based nature where:

•	Submission to such conduct is made either explicitly or implicitly a term or condition of employment.

•	An employment decision is based on an individual’s acceptance or rejection of such conduct.

•	Such conduct interferes with an individual’s work performance or creates a hostile or offensive work environment.

One may not in his/her capacity as an employee of the Company discriminate against any individual or group on the basis of age, race, color, sex, sexual orientation, citizenship, religion, national origin, disability or any other characteristic protected by federal, state, and local laws. This policy applies to all elements of the employee or perspective employee’s work life, including, but not limited to, all decisions with respect to hiring, consideration for promotion or advancement and participation in educational and training programs.

Please refer to the Employee Handbook for additional information.

K.	ENVIRONMENT

The Company is committed to doing all that it can to assist in minimizing the degradation of our natural environment. Accordingly, employees should always take care in disposing of any waste materials or releasing any discharges into the air or water and comply with all applicable regulations and procedures required by law and by Company policy. If an employee is unclear about what is required, he/she must not dispose of any material or release any discharges until he/she has determined what procedures apply.

L.	CONTESTS

Company employees may not enter or profit directly or indirectly from any in store contests run by vendors or by Borders Group, Inc., unless the contest is expressly offered to employees. Employees may not enter a contest indirectly through a spouse, domestic partner, friend or relative as defined in the Conflict of Interest section.

M.	OBSERVANCE OF AUTHORITY LIMITS

The Company has established an approval matrix that sets forth specific authority limits for the most common transactions conducted by officers and employees of the Company. Employees are required to observe these limits and any action that they take beyond the limits of their authority will be deemed to be a violation of this Policy. If an employee has questions concerning whether or not he/she is authorized to take a particular action, he/she should contact the Director of Internal Audit. Approval matrixes are available on Store Documentation and also the Borders Group, Inc. Homepage.

N.	NO CONTRACTUAL RIGHTS

All statements contained in this Policy are intended to reflect general policies, principles, and procedures, do not represent contractual commitments on the part of the Company and may be changed at any time without notice. Without limiting the generality of the foregoing, nothing in this Policy shall be construed to alter the “at will” nature of employment relationships or to provide any contractual or other rights to any employees or third parties.

III.	DISSEMINATION AND ENFORCEMENT OF THE POLICY

A.	DISSEMINATION

A copy of this Policy is to be provided to all employees of the Company. The Corporate HR department will restate the policy once per year to serve as a renewal and will remind employees of their responsibilities under this Policy.

B.	COMPLIANCE CERTIFICATION

All employees of the Company at the director level and above will be asked to certify this policy upon receipt. By certifying, the employee acknowledges that he/she has read and understands the conditions of the policy. Employee certifies the Business Conduct Policy by signing and submitting the Employee Handbook Acknowledgement form (back cover of the handbook). In addition, annual certifications shall be required of employees at the level of director and above.

C.	PENALTIES FOR VIOLATIONS OF THE POLICY

It is each employee’s responsibility to resolve with the Legal Staff of the Company any potential conflicts with this Policy. Violations of this Policy, even in the first instance, may result in disciplinary action up to and including dismissal of employment from the Company. In addition, violations of laws applicable to the Company could result in substantial fines to the Company and individual violators and, in certain instances, imprisonment. No improper or illegal behavior will be justified by a claim that it was ordered by someone in higher authority. No one, regardless of his or her position, is authorized to direct an employee to commit a wrongful act.

D.	REPORTING VIOLATIONS OF THE POLICY

Any employee of the Company who observes or otherwise becomes aware of any violation of the Policy shall report the violation to the General Counsel or the Director of Internal Audit of the Company. If the reporting individual is not satisfied with the response that he or she receives from the General Counsel or the Director of Internal Audit, he or she may report the matter to any member of the Audit Committee of the Board of Directors.

C.	WAIVERS OF THE POLICY

Any waiver of this Policy for executive officers or directors of the Company must be made only by the Nominating and Corporate Governing Committee of the Board of Directors of the Company and must be promptly disclosed to the shareholders of the Company. Only the Chief Financial Officer of the Company may waive the Policy for other employees.